Exhibit 99.1

Apollomics Granted 180-Day Extension to Regain Compliance with Nasdaq

Minimum Bid Price Requirement

FOSTER CITY, CALIF. – July 16, 2024 (GLOBE NEWSWIRE) – Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), a late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, announced today that it received written notification from The Nasdaq Stock Market LLC (“Nasdaq”) that it has granted the Company’s request for a 180-day extension to regain compliance with the continued listing requirements for The Nasdaq Capital Market. As previously disclosed, Apollomics had received a notice from Nasdaq on January 16, 2024 that it is not in compliance with the Bid Price Requirement (as defined below), because the closing bid price of the Company’s Ordinary Shares was below $1.00 per share for 30 consecutive business days.

Subject to the Company meeting certain financial, share price and other requirements, Nasdaq granted the Company an extension until January 13, 2025 to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 the “Bid Price Requirement”) for the Company’s Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). If at any time before January 13, 2025 the closing bid price of the Company’s Ordinary Shares is at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq will provide written confirmation that the Company has achieved compliance with this minimum bid price requirement. If compliance with this minimum bid price requirement cannot be demonstrated to Nasdaq’s satisfaction by January 13, 2025, Nasdaq will provide written notification that the Company’s Common Stock will be delisted. At that time, the Company may appeal Nasdaq’s delisting determination to a Nasdaq Hearings Panel.

The Company intends to actively monitor the closing bid prices of its Ordinary Shares and will evaluate available options to regain compliance with the Bid Price Requirement. However, there can be no assurance that the Company will be able to regain compliance with the Bid Price Requirement or maintain compliance with any of the other Nasdaq continued listing requirements.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead programs include its core product, vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States, and uproleselan (APL-106), a specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat acute myeloid leukemia and other hematologic cancers, which is currently in Phase 1 and Phase 3 clinical trials in China. For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding the Company’s strategy, prospects, plans and objectives are forward-looking statements, including statements about the Company’s ability to regain compliance with the Bid Price Requirement and to maintain compliance with any of the other Nasdaq continued listing requirements,. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) the risk that Apollomics may not be able to develop and maintain effective internal controls; (vii) unfavorable changes to the regulatory environment; and (viii) those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2023, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by the Company with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date made by the Company. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contact:

Eric Ribner

LifeSci Advisors, LLC

(646) 751-4363

eric@lifesciadvisors.com